UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 333-269315

Cordyceps Sunshine Biotech Holdings Co., Ltd.

(Translation of registrant’s name into English)

6th Fl., No. 15, Lane 548, Ruiguang Road,

Neihu District, Taipei City, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Entry into Material Definitive Agreements

Cordyceps Sunshine Biotech Holdings Co., Ltd. (“RAJAF” or the “Company”) announces that it has entered into a Cooperation and Development Agreement (the “Agreement”) with Pet Sunshine Biological Research Co., Ltd.

The Agreement establishes a framework for cooperation relating to the future development, commercialization, intellectual property expansion, manufacturing collaboration and potential capital markets integration associated with TFA-01.

TFA-01 (Antcin A) is being developed as a next-generation non-steroid anti-inflammatory Platform Molecule for animal drug applications.

The Agreement is intended to establish a foundation for cooperation, commercialization opportunities and capital markets initiatives relating to TFA-01.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

Exhibit Index

Exhibit No.	Description
99.1	Cooperation and Development Agreement for the Antcin A Platform

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2026	Cordyceps Sunshine Biotech Holdings Co., Ltd.

	By:	/s/ Szu Hao Huang
	Name:	Szu Hao Huang
	Title:	Director, Chief Executive Officer, Chief Financial Officer

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